SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            CompX International Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   20563P 10 1
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2004
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      TIMET Finance Management Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,318,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,318,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,318,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      25.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Titanium Metals Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,318,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,318,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,318,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      25.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,318,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,318,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,318,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      25.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,692,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,692,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,692,610

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         90,700
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,712,610
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          90,700

                               10     SHARED DISPOSITIVE POWER

                                                      1,712,610

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                 AMENDMENT NO. 5
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation (the "Company"). Items 2, 3, 4 and 5 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2 is amended and restated as follows.

     (a)  The   following   entities  or  person  are  filing   this   Statement
(collectively, the "Reporting Persons"):

          (i) TIMET Finance Management Company ("TFMC") as a direct holder of Class A Shares;

          (ii) Titanium Metals Corporation ("TIMET") and Tremont LLC ("Tremont") by virtue of their direct and indirect ownership of TFMC;

          (iii)Valhi, Inc. ("Valhi") by virtue of its direct ownership of Class A Shares and its indirect ownership of TFMC;

          (iv) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation
     ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their indirect ownership of TFMC and direct or indirect ownership of Valhi; and

          (v) Harold C. Simmons by virtue of his direct ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         TFMC and Valhi are the holders of 25.7% and 7.3%, respectively, of the 5,130,780 Class A Shares outstanding as of May 21, 2004 according to information the Company provided (the "Outstanding Class A Shares").

     Valcor, Inc. ("Valcor") directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Shares" and collectively with the Class A Shares shall be referred to as the "Shares"). The description of the relative rights of the Shares contained in the Company's restated certificate of incorporation is hereby incorporated herein by reference to Exhibit 1 to this Statement (the amended and restated index to exhibits of which is set forth in Amendment No. 4 to this Statement). As a result of its ownership of all of the Class B Shares, Valcor directly holds approximately 66.1% of the combined voting power (95.1% for the election of directors) of all classes of voting stock of the Company. Valcor may be deemed to control the Company.

     As a result of Valcor's direct ownership of all of the Class B Shares, and TFMC's and Valhi's direct ownership of 25.7% and 7.3%, respectively, of the Outstanding Class A Shares, Valhi, directly and indirectly, may be deemed to hold approximately 77.3% of the combined voting power (96.7% for the election of directors) of all classes of voting stock of the Company.

     TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC. Tremont, the CMRT, Harold C. Simmons' spouse and Valhi are the holders of approximately 39.7%, 8.4%, 6.3% and 1.2% of the outstanding shares of TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse is based on the 1,600,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust I (the "BUCs") that she directly owns, which are convertible into 214,240 shares of TIMET common stock. The ownership of Valhi includes 1,968 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 BUCs that Valhi directly holds. The percentage ownership of TIMET common stock held by each of Mr. Simmons' spouse and Valhi assumes the full conversion of only the BUCS she or Valhi owns, respectively.

     Valhi is the direct holder of 100% of the outstanding membership interests of Tremont and 100% of the outstanding shares of common stock of Valcor. Valhi may be deemed to control Tremont and Valcor. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 3.1%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding shares of common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding shares of common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding shares of common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding shares of common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 8.4% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

     Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding shares of Valmont common stock and may be deemed to control Valmont. Valhi and Tremont LLC ("Tremont") are the direct holders of approximately 62.3% and 21.1%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Valhi is the sole member of Tremont and may be deemed to control Tremont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board of Tremont, Valcor, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and chairman of the board and chief executive officer of NL.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by Valcor, TFMC or Valhi. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his individual vested beneficial interest, if any, in the assets the CMRT or his interest as a beneficiary of the CDCT No. 2.

     Harold C. Simmons' spouse is the direct owner of 20,000 Class A Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Class A Shares. Mr. Simmons disclaims all such beneficial ownership.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 4,760 shares of TIMET common stock. Mr. Simmons disclaims beneficial ownership of these shares.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended as follows.

     The total amount of funds TFMC used to acquire the Class A Shares TFMC purchased as reported in Item 5(c) was $790,866.00 (including commissions). TFMC obtained such funds through an intercompany advance from TIMET, net of amounts TIMET owed TFMC.

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Class A Shares were from such person's personal funds.

Item 4.  Purpose of Transaction.

     Item 4 is amended as follows.

     TFMC purchased the Class A Shares reported in Item 5(c) in order to increase its equity interest in the Company.

     On May 20, 2004, NL announced that as part of its plan to diversify its holdings and business interests, NL intends to enter into discussions with Valhi regarding the possible acquisition of up to the approximately 68.6% of the outstanding Shares directly held by Valhi and Valcor. In the announcement, NL stated that it had already formed a committee of independent directors to consider and negotiate the potential terms pursuant to which NL might purchase a controlling interest in CompX from Valhi and Valcor. There can be no assurance as to the final terms of such a transaction or that any such transaction will be consummated, and no agreement or understanding regarding the potential terms of any such transaction have been proposed.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Class A Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Class A Shares held by such person, or cease buying or selling Class A Shares. Any such additional purchases or sales of the Class A Shares may be in open market or privately negotiated transactions or otherwise.

     The information included in Item 2 of this Statement is hereby incorporated herein by reference. As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The information included in Item 6 of this Statement is hereby incorporated herein by reference.

     The Reporting Persons understand that prior purchases of Class A Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Messrs. Eugene K. Anderson, Robert D. Graham, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, Kelly D. Luttmer, A. Andrew R. Louis, Bobby D. O'Brien, Glenn R. Simmons, Harold C. Simmons, Gregory M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company's parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows.

     (a) TFMC, Valhi, Harold C. Simmons and his spouse are the direct beneficial owners of 1,318,610, 374,000, 90,700 20,000 Class A Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) TFMC, TIMET and Tremont may each be deemed to be the beneficial owner of the 1,318,610 Class A Shares (approximately 25.7% of the Outstanding Class A Shares) that TFMC holds directly;

          (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 1,692,610 Class A Shares (approximately 33.0% of the Outstanding Class A Shares) that TFMC and Valhi hold directly; and

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 1,803,310 Class A Shares (approximately 35.1% of the Outstanding Class A Shares) that TFMC, Valhi, he and his spouse hold directly.

Except to the extent of the 90,700 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Class A Shares.

     (b) By virtue of the relationships described in Item 2:

          (1) TMFC, TIMET and Tremont may each be deemed to share the power to vote and direct the disposition of the 1,318,610 Class A Shares (approximately 25.7% of the Outstanding Class A Shares) that TFMC holds directly;

          (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 1,692,610 Class A Shares (approximately 33.0% of the Outstanding Class A Shares) that TFMC and Valhi hold directly;

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 1,712,610 Class A Shares (approximately 33.4% of the Outstanding Class A Shares) that TFMC, Valhi and his spouse hold directly; and

          (4) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 90,700 Class A Shares (approximately 1.8% of the Outstanding Class A Shares) that he directly holds.

     (c) TFMC is the only Reporting Person to have transactions in the Class A Shares during the past 60 days. TFMC executed the following transactions in Class A Shares on the New York Stock Exchange.

                                Number of        Approximate Price Per Share ($)
             Date                 Shares            (exclusive of commissions)
         ------------         -------------      -------------------------------
           03/31/04              15,000                       $13.50
           04/01/04               3,500                       $13.00
           05/05/04                 500                       $13.25
           05/06/04                 500                       $13.25
           05/07/04               9,700                       $13.25
           05/07/04                 300                       $13.19
           05/07/04               2,800                       $13.00
           05/10/04               6,800                       $13.00
           05/10/04                 200                       $12.87
           05/17/04                 500                       $13.20
           05/17/04                 200                       $13.25
           05/18/04               2,300                       $13.00
           05/18/04              10,000                       $13.25
           05/21/04               7,100                       $13.40

     On May 19, 2004, Glenn R. Simmons and Steven L. Watson, each a director or executive officer of certain of the Reporting Persons, each received a grant for his service as director of the Company 1,000 Class A Shares as part of the Company's annual grant of Class A Shares to each its nonemployee directors.

     (d) TFMC, Valhi, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of the Class A Shares directly held by such entity or person.

     (e) Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 28, 2004




                              /s/ Harold C. Simmons
                              ---------------------
                              Harold C. Simmons
                              Signing in the
                              capacities listed on
                              Schedule "A" attached
                              hereto and incorporated
                              herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 28, 2004





                              /s/ J. Landis Martin
                              ---------------------
                              J. Landis Martin
                              Signing in the
                              capacities listed on
                              Schedule "A" attached
                              hereto and incorporated
                              herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 28, 2004





                              /s/ Steven L. Watson
                              ---------------------
                              Steven L. Watson
                              Signing in the
                              capacities listed on
                              Schedule "A" attached
                              hereto and incorporated
                              herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 28, 2004





                              /s/ Gregory M. Swalwell
                              -----------------------
                              Gregory M. Swalwell
                              Signing in the
                              capacity listed on
                              Schedule "A" attached
                              hereto and incorporated
                              herein by reference.

                                   SCHEDULE A


J. LANDIS MARTIN, as chairman of the board, president and chief executive officer of TITANIUM METALS CORPORATION.

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

GREGORY M. SWALWELL, as vice president of TIMET Finance Management Company.

                                   Schedule B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), TIMET Finance Management Company ("TFMC"), Titanium Metals Corporation ("TIMET"), Tremont LLC ("Tremont"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

          Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
Eugene K. Anderson                 Vice  president of  Contran,  Dixie  Holding,
                                   Dixie   Rice,   National,   NOA,   Southwest,
                                   Tremont,  VGI and Valhi; and treasurer of the
                                   Foundation.

Thomas E. Barry (1)                Vice   president  for  executive  affairs  at
                                   Southern  Methodist  University and professor
                                   of  marketing  in the Edwin L. Cox  School of
                                   Business  at Southern  Methodist  University;
                                   and  a  director  of  Keystone   Consolidated
                                   Industries,  Inc.,  an  affiliate  of Contran
                                   ("Keystone"), and Valhi.

Norman S. Edelcup (2)              Senior  vice  president  business development
                                   of Florida  Savings  Bancorp;  mayor of Sunny
                                   Isles  Beach,  Florida;  trustee of the Baron
                                   Funds,  a mutual fund group;  and director of
                                   Valhi.

Lisa Simmons Epstein               Director and president of the Foundation.

Victoria L. Garret (3)             Director,  president and  secretary of  TFMC;
                                   and  assistant   vice  president  of  Griffin
                                   Corporate Services, Inc.

          Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
Robert D. Graham                   Vice  president  of  Contran, Dixie  Holding,
                                   Dixie Rice, the  Foundation,  National,  NOA,
                                   Southwest, TIMET, Tremont, VGI and Valhi; and
                                   vice president, general counsel and secretary
                                   of   Kronos    Worldwide,    Inc.    ("Kronos
                                   Worldwide")  and NL  Industries,  Inc.,  both
                                   affiliates of Valhi ("NL").

Norman N. Green (4)                A private investor and a director of TIMET.

J. Mark Hollingsworth              Vice   president   and  general  counsel   of
                                   Contran, Dixie Holding, Dixie Rice, National,
                                   NOA,  Southwest,   Tremont,  VGI  and  Valhi;
                                   general  counsel  of  the  Foundation,  CompX
                                   International,  Inc. (the  "Company") and The
                                   Combined  Master  Retirement  Trust,  a trust
                                   Valhi  established  to permit the  collective
                                   investment by master trusts that maintain the
                                   assets  of  certain  employee  benefit  plans
                                   Valhi  and  related   companies   adopt  (the
                                   "CMRT");   and  acting  general   counsel  of
                                   Keystone.

Gary C. Hutchison (5)              Neurological  surgeon;   Associate   Clinical
                                   Professor of  Neurosurgery  at the University
                                   of Texas Health Science Center (Dallas);  and
                                   a director of TIMET.

Francis B. Jacobs, II (3)          Director  of  TFMC;  and vice    president  of
                                   Griffin Corporate Services, Inc.

Keith A. Johnson                   Controller of the Foundation.

Christian Leonhard (6)             Chief operating officer - Europe of TIMET.

          Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
William J. Lindquist               Director    and  senior  vice  president   of
                                   Contran,  Dixie  Holding,  National,  NOA and
                                   VGI;  senior  vice  president  of Dixie Rice,
                                   Southwest, Tremont and Valhi.

A. Andrew R. Louis                 Secretary  of  Contran,  the  Company,  Dixie
                                   Holding,    Dixie   Rice,   National,    NOA,
                                   Southwest, Tremont, VGI and Valhi.

Kelly D. Luttmer                   Tax  director  of Contran, the Company, Dixie
                                   Holding,   Dixie  Rice,   Kronos   Worldwide,
                                   National,  NL, NOA, Southwest,  Tremont,  VGI
                                   and Valhi.

J. Landis Martin (7)               Chairman   of   the   board,   president  and
                                   chief executive officer of TIMET.

Andrew McCollam, Jr. (8)           President   and  a  director  of   Southwest;
                                   director  of  Dixie   Rice;   and  a  private
                                   investor.

W. Hayden McIlroy (9)              Private investor  primarily  in  real estate;
                                   and  a  director  of  Valhi,  Med  Images,  a
                                   medical   information   company,   and  Cadco
                                   Systems,  Inc., a  manufacturer  of emergency
                                   alert systems.

Harold M. Mire (10)                Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (7)            Chief   operating  officer  -  North  America
                                   of TIMET.

Albert W. Niemi, Jr. (11)          Dean of the Edwin L. Cox  School of  Business
                                   at  Southern  Methodist  University;   and  a
                                   director of TIMET.

          Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
Bobby D. O'Brien                   Vice  president,  treasurer and  director  of
                                   Dixie  Holding,  National,  NOA and VGI; vice
                                   president  and  treasurer  of Contran,  Dixie
                                   Rice, Southwest,  Tremont and Valhi; and vice
                                   president of TIMET.

Glenn R. Simmons                   Vice  chairman of the board of Contran, Dixie
                                   Holding, Dixie Rice, National,  NOA, Tremont,
                                   VGI and Valhi;  chairman  of the board of the
                                   Company and Keystone;  director and executive
                                   vice  president of  Southwest;  a director of
                                   Kronos Worldwide, NL and TIMET.

Harold C. Simmons                  Chairman  of  the  board  of  Contran,  Dixie
                                   Holding,    Dixie   Rice,   the   Foundation,
                                   National, NOA, Southwest,  Tremont, Valhi and
                                   VGI;   chairman   of  the   board  and  chief
                                   executive officer of Kronos Worldwide and NL;
                                   and   trustee   and   member   of  the  trust
                                   investment committee of the CMRT.

Richard A. Smith (10)              Vice president of Dixie Rice.

Gregory M. Swalwell                Vice  president  and  controller of  Contran,
                                   Dixie  Holding,   National,  NOA,  Southwest,
                                   Tremont,   Valhi  and  VGI;  vice  president,
                                   finance and chief financial officer of Kronos
                                   Worldwide  and NL;  vice  president  of Dixie
                                   Rice; vice president of TIMET;  and director,
                                   vice president and treasurer of TFMC.

          Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
J. Walter Tucker, Jr. (12)         President, treasurer and a director of Tucker
                                   &  Branham,   Inc.,   a   mortgage   banking,
                                   insurance  and  real  estate  company;   vice
                                   chairman of the board of Keystone; a director
                                   of   Valhi;   and  a  member   of  the  trust
                                   investment committee of the CMRT.

Steven L. Watson                   Director  and  president  of  Contran,  Dixie
                                   Holding,  Dixie Rice, National,  NOA and VGI;
                                   director,   president  and  chief   executive
                                   officer  of  Valhi;   president  of  Tremont;
                                   director  and  executive  vice  president  of
                                   Southwest;   director,   vice  president  and
                                   secretary of the  Foundation;  and a director
                                   of the Company,  Keystone,  Kronos Worldwide,
                                   NL and TIMET.

Paul J. Zucconi (13)               A private investor and a director of TIMET.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Ms. Garrett and Mr. Jacobs is 300 Delaware Avenue, Wilmington, Delaware 19801.

(4) The principal business address for Mr. Green is 10340 Strait Lane, Dallas, Texas 75229.

(5) The principal business address for Dr. Hutchison is 8230 Walnut Hill Lane, Dallas, Texas 75231.

(6) Mr. Leonhard is a citizen of France. His principal business address is TIMET Savioe, 62 Avenue Paul Girod, 73400 Ugine, France.

(7) The principal business address for Messrs. Martin and Musgraves is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(8) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(9) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(10) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(11) The principal business address for Dr. Niemi is Southern Methodist University, Cox School of Business, 200 Fincher Building, Dallas, Texas 75205-0333.

(12) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

(13) The principal business address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

                              Class A       Stock Options
       Name                 Shares Held        Held (1)          Total
-----------------------    -------------    -------------    -------------
Eugene K. Anderson               -0-             3,000            3,000

Thomas E. Barry                  -0-               -0-              -0-

Norman S. Edelcup              2,000               -0-            2,000

Lisa Simmons Epstein             -0-               -0-              -0-

Victoria L. Garrett              -0-               -0-              -0-

Robert D. Graham                 -0-               -0-              -0-

Norman N. Green                  -0-               -0-              -0-

J. Mark Hollingsworth            -0-             7,000            7,000

Gary C. Hutchison                -0-               -0-              -0-

Francis B. Jacobs, II            -0-               -0-              -0-

Keith A. Johnson                 700             4,000            4,700

Christian Leonhard               -0-               -0-              -0-

William J. Lindquist             -0-            10,000           10,000

A. Andrew R. Louis               -0-             4,000            4,000

Kelly D. Luttmer                 200             4,000            4,200

J. Landis Martin                 -0-               -0-              -0-

Andrew McCollam, Jr.             -0-               -0-              -0-

W. Hayden McIlroy                -0-               -0-              -0-

Harold M. Mire                   -0-               -0-              -0-


                              Class A       Stock Options
       Name                 Shares Held        Held (1)          Total
-----------------------    -------------    -------------    -------------
Robert E. Musgraves              -0-               -0-              -0-

Albert W. Niemi, Jr.             -0-               -0-              -0-

Bobby D. O'Brien                 300            10,000           10,300

Glenn R. Simmons (2)          12,500            55,600           68,100

Harold C. Simmons (3)        110,700               -0-          110,700

Richard A. Smith                 -0-               -0-              -0-

Gregory M. Swalwell              -0-             5,000            5,000

J. Walter Tucker, Jr.            -0-               -0-              -0-

Steven L. Watson               5,000            13,600           18,600

Paul J. Zucconi                  -0-               -0-              -0-

----------

(1) Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons' spouse. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3) Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons' spouse. Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement. Except for the 90,700 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.